UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CASCADE CORPORATION

(Name of Subject Company (Issuer))

INDUSTRIAL COMPONENTS AND ATTACHMENTS II, INC.

(Name of Filing Person (Offeror))

A Wholly-Owned Subsidiary of

TOYOTA INDUSTRIES CORPORATION

(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.50 PER SHARE

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Hirotoshi Nakamura

Group Manager International Legal Affairs Group Legal Department

Toyota Industries Corporation

2-1, Toyoda-cho, Kariya-shi

Aichi 448-8671, Japan

+81-(0)###-##-####

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John M. Reiss

David M. Johansen

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing on Schedule TO relates to a planned tender offer by Industrial Components and Attachments II, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Toyota Industries Corporation (“Parent”), a corporation formed under the laws of Japan, to purchase all of the outstanding shares of Common Stock, par value $.50 per share, of Cascade Corporation, an Oregon corporation (the “Company”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of October 22, 2012, by and among Purchaser, Parent and the Company.

Additional Information

The tender offer to purchase shares of Cascade Corporation Common Stock to which this document and the attached exhibit relate has not yet commenced, and this document and the attached exhibit are for informational purposes only and are neither an offer to purchase, nor a solicitation of an offer to sell, any securities. At the time the tender offer is commenced, Toyota Industries Corporation will cause a new wholly owned subsidiary, Industrial Components and Attachments II, Inc., to file with the SEC a Tender Offer Statement on Schedule TO (including an offer to purchase, forms of letter of transmittal and related tender offer documents, which will be mailed to Cascade Corporation shareholders). Any offers to purchase or solicitations of offers to sell shares of Cascade Corporation Common Stock will be made only pursuant to such Tender Offer Statement. Investors and Cascade Corporation shareholders are strongly advised to read, before they make any decision with respect to the tender offer, the Tender Offer Statement and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Cascade Corporation with the SEC and mailed to its shareholders, when they become available, because they will contain important information about Toyota Industries Corporation, Cascade Corporation, the tender offer, including the various terms of, and conditions to, the tender offer, and other related matters. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the Tender Offer Statement and the solicitation/recommendation statement will be made available to all shareholders of Cascade Corporation free of charge by contacting Cascade Corporation, Investor Relations at 2201 N.E. 201st Ave. Fairview, Oregon 97024-9718, Tele. No. (503) 669-6210. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Toyota Industries Corporation, c/o MORROW & CO., LLC, 470 West Avenue, Stamford, Connecticut 06902 or by calling toll-free 800-662-5200 or emailing info@morrowco.com.

In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, Cascade Corporation files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Cascade Corporation at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Cascade Corporation’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Item 12. Exhibits.

99.1	Letter to Cascade Customers, dated October 30, 2012.

EXHIBIT INDEX

No.	Description

99.1	Letter to Cascade Customers, dated October 30, 2012.

3